

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 6, 2014

Via E-mail
Mr. George L. Mahoney
Chief Executive Officer
Media General, Inc.
333 E. Franklin Street
Richmond, Virginia 23219

> **Re:** **Media General, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 7, 2014**
> **File No. 001-06383**

Dear Mr. Mahoney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to comply in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Liquidity and Capital Resources, page 35

1.   We note that you present Broadcast Cash Flow (BCF) within the Liquidity and Capital Resources section of your Forms 10-K and 10-Q. However, you disclose that you and analysts in the broadcast industry use BCF as a key performance

measure. Please clarify whether you and the analysts in the broadcast industry use Broadcast Cash Flow as an operating performance or liquidity measure and expand your disclosure as appropriate. Also tell us why you did not report amounts for "program license rights, net" in 2012 and 2011.

2. We note the risk factor concerning your "substantial indebtedness" which you cited on pages 16-17. In order that your investors may better understand the risks associated with your current debt levels, please disclose the financial covenant ratios that you were required to meet, and what your actual ratios were.

Commitments, page 37

3. In footnote 1 of the contractual obligations table, you state that the table excludes items contained in "Other Liabilities," primarily because "the ultimate timing and amount of these future payments is not determinable." However, you account for only $1.4 million out of a total of $43.9 million. Please explain to us why the ultimate timing and amount of future payments for the remaining liabilities in "Other Liabilities" would not be determinable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director